ZenaTech’s ZenaDrone Subsidiary Develops and Tests Proprietary Drone Communications System Enabling Secure and Reliable Communications for US Defense Applications

Vancouver, British Columbia, (February 13, 2025) -- ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a technology company specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions, announces that its subsidiary ZenaDrone has developed and is currently testing a proprietary drone communications management system called “DroneNet” that enables direct and secure drone communications in situations without reliable internet, cellular or satellite communications. The internally developed system is specifically built for use with the Company’s ZenaDrone 1000 and IQ series of drone products. A drone communications system is a two-way link between a drone and its base station used to direct the drone and relay real-time drone video and sensor data.

“We believe our proprietary DroneNet communications system will improve both the reliability and performance of our drones ensuring we are not dependent on third-party products with compatibility issues. This internal development ensures we gain more customization of our products, cost management, and control of our supply chain, all of which results in what we believe to be superior drone solutions. Once we’ve tested this initial version, our plan for future advancements includes developing and testing our own microchips with multilayer encryption suitable for NDAA-compliant use required for US Defense applications,” said CEO Shaun Passley, Ph.D.

Drones used by the military for intelligence, surveillance and reconnaissance applications require reliable communications systems for uninterrupted data transmission, mission effectiveness, and operational security. Drones must relay real-time video, sensor data, and telemetry to command centers, allowing defense operators to make time-sensitive decisions. This is especially critical for Beyond Visual Line of Sight (BVLOS) operations, where drones operate over longer distances often in harsh or contested environments. Without secure and resilient communications links, drones risk losing control, can face signal jamming, or data latency, which can compromise mission success. Advanced proprietary communication solutions, using satellite and 4G help ensure connectivity in GPS-denied or high-interference environments and can safeguard data against jamming and cyber threats.

The ZenaDrone 1000 is an autonomous drone, in a VTOL (Vertical Takeoff and Landing) quadcopter design with eight rotors; it is considered a medium-sized drone measuring 12X7 feet in size. It is designed for stable flight, maneuverability, heavy lift capabilities up to 40 kilos, incorporating innovative software technology, AI, sensors, and purpose-built attachments, along with compact and rugged hardware engineered for industrial and defense use.

ZenaDrone previously completed paid trials with both the US Air Force and the US Navy using its drones for carrying critical cargo — such as blood — in the field. ZenaDrone plans to manufacture and assemble its US Department of Defense (DoD) drones in Phoenix, Arizona.

ZenaDrone solutions for the US military must be NDAA (National Defense Administration Act) compliant, a requirement with strict drone cybersecurity and country of origin specifications, including chipsets, cameras, and components, which excludes a set list of Chinese manufacturers. The company previously announced that its supply chain is NDAA-compliant.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing solutions for mission-critical business applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, health, government, and industrial sectors, and drones being implemented in these plus agriculture, defense, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, accuracy, and cost savings. The Company operates through seven global offices in North America, Europe, Taiwan, and UAE, and is growing a DaaS business model and global partner network.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures autonomous business drone solutions that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional drone solutions for industrial surveillance, monitoring, inspection, tracking, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management in the warehouse and logistics sectors, and the IQ Square is an indoor/outdoor drone designed for land survey and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.